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                                                            OMB APPROVAL
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  SCHEDULE 13G/A


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         (AMENDMENT NO.    1   )*
                                        -------


                                EROX CORPORATION
- --------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                  COMMON STOCK
- --------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   296022106
- --------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2-95)

                               Page 1 of 5 Pages
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- -----------------------                                  ---------------------
 CUSIP NO.  296022106                 13G/A                PAGE 2 OF 5 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Michael D. Kaufman
      ###-##-####
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

      INAPPLICABLE
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      UNITED STATES

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            215,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,000,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             215,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,000,000
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,215,000 SHARES OF ISSUER'S COMMON STOCK/1/

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10

      INAPPLICABLE
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      18.89%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
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- -----------------------                                  ---------------------
 CUSIP NO.  296022106                                      PAGE 3 OF 5 PAGES
- -----------------------                                  ---------------------

ITEM 1.

     (a)  Name of Issuer      EROX CORPORATION

     (b)  Address of Issuer's Principal Executive Offices    4034 CLIPPER COURT
                                                             FREMONT, CA 94538

ITEM 2.

     (a)  Name of Person Filing      MICHAEL D. KAUFMAN

     (b)  Address of Principal Business Office or, if none,
          Residence                                          2471 E. BAYSHORE RD
                                                             PALO ALTO, CA 94303

     (c)  Citizenship                UNITED STATES

     (d)  Title of Class of Securities     COMMON STOCK

     (e)  CUSIP Number                     296022106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON IS A:

     (a)  [_] Broker or Dealer registered under Section 15 of the Act

     (b)  [_] Bank as defined in section 3(a)(6) of the Act

     (c)  [_] Insurance Company as defined in section 3(a)(19) of the Act

     (d) [_] Investment Company registered under section 8 of the Investment Company Act

     (e) [_] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

     (f) [_] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund, see (S)240.13d-1(b)(1)(ii)(F) (g) [_] Parent Holding Company, in accordance with (S)240.13d-1(b)(ii)(G) (Note:
              See Item 7)

     (h)  [_] Group, in accordance with (S)240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP

     (a) Amount Beneficially Owned   2,215,000/1/

- ----------------
/1/ Includes: (i) 666,667 shares of Common Stock held by entity over which Reporting Person exercises voting and dispository control (Reporting Person disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein); (ii) 16,000 shares of Common Stock which the Reporting

                                                                  (continued...)
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- -----------------------                                  ---------------------
 CUSIP NO.  296022106                                      PAGE 4 OF 5 PAGES
- -----------------------                                  ---------------------

   (b)  Percent of Class   18.89%

   (c)  Number of shares as to which such person has:

             (i)  sole power to vote or to direct the vote 215,000

            (ii)  shared power to vote or to direct the vote 2,000,000

           (iii)  sole power to dispose or direct the disposition of 215,000

            (iv)  shared power to dispose or direct the disposition of 2,000,000


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following [_].
INAPPLICABLE

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          666,667 Shares of Common Stock reported to be beneficially owned by Michael Kaufman are owned by MK Global Ventures II, a California Limited Partnership ("MKGV II") of which MK Global Management II, a California Limited Partnership (MKGV II) is the sole general partner; Michael Kaufman is a general partner of MKGV II. MKGV II (and not Michael Kaufman) has the right to receive the dividends from, and the proceeds from the sale of, all shares owned by MKGV II, and Michael Kaufman hereby disclaims beneficial ownership of all shares owned by MKGV II, except to the extent of his pecuniary interest therein. 16,000 Shares reported to be beneficially owned by Michael Kaufman are jointly owned with his spouse.

          1,333,333 Shares of the Issuer's Series AA Preferred Stock reported to be beneficially owned by Michael Kaufman are held by MK GVD Fund, a California limited Partnership ("MK GVD") over which Michael Kaufman exercises voting and dispository control. Michael Kaufman disclaims beneficial ownership of such Shares except to th extent of his pecuniary interest therein.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
INAPPLICABLE

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
INAPPLICABLE

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP
INAPPLICABLE

- -----------------
/1/ (...continued)
Person holds jointly with his spouse (iii) 1,333,333 shares of the Issuer's Series AA Preferred Stock held by entity over which Reporting Person exercises voting and dispository control (Reporting Person disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein) and (iv) 100,000 Shares of Issuer's Series AA Preferred Stock.

The shares of the Issuer's Series AA Preferred Stock referenced above are convertible into an aggregate of 1,433,333 shares of the Issuer's Common Stock based upon conversion formulas, as appropriately adjusted, set forth in the Issuer's Certificate of Incorporation).

Does not include 92,000 Shares of Common Stock held by spouse of Reporting
Person.

- -----------------------                                  ---------------------
 CUSIP NO.  296022106                                      PAGE 5 OF 5 PAGES
- -----------------------                                  ---------------------

ITEM 10.
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  September 10, 1997
                                                  ------------------------------
                                                   Date

                                                   /s/ Michael D. Kaufman
                                                  ------------------------------
                                                     Signature

                                                       Michael D. Kaufman
                                                  ------------------------------
                                                    Name/Title